

Unaudited Financials

Couch & ASSOCIATES, INC

June 22, 2016

Red Bay Coffee, LLC
3098 East Tenth Street
Oakland, CA 94601
Attn: Keba Konte

Dear Mr. Konte,

Per you request, I am outlining the general accounting principles related to revenue and expense recognition and balance sheet presentation for Red Bay Coffee LLC for the year ended December 31, 2015.

- Red Bay Coffee LLC recognized revenue and expenses on the accrual basis of accounting.
- Inventory is valued at the lower of cost or market using the first in first out (FIFO) method.
- There is accrued equity due from the majority member (Keba Konte) of $20,000.
- All Kickstarter proceeds are non-interest bearing short term liabilities.
- All long term debt and convertible long term debt are separately stated on the balance sheet.

Let me know if you have any questions.

Charles T. Frisbie, CPA

Tel 415-848-8000 • *Fax* 415-848-8001 • 649 Mission St, 5th Flr, San Francisco, CA 94105 • 6500 Fairmount Ave, Ste 9, El Cerrito, CA 94530 • www.couchtaxes.com

Red Bay Coffee
Profit and Loss
January - December 2015

	Total
Income	
Kickstarter Revenue	64,788.00
PayPal Income	476.50
Refund	320.20
Sales	404,002.82
Sales of Product Income	128.28
Square Income	8,589.45
Total Income	**$ 478,305.25**
Cost of Goods Sold	
Coffee	171,896.49
Cost of Goods Sold	911.63
Freight Costs	769.29
Inventory Shrinkage	0.00
KickStarter - COGS	-850.00
Merchandise	274.60
Research	247.35
Roasting	43,850.37
Roasting Supplies	234.67
Supplies	18,913.99
Total Cost of Goods Sold	**$ 236,248.39**
Gross Profit	**$ 242,056.86**
Expenses	
Advertising and Promotion	3,135.00
Auto and Truck Expenses	184.59
Fuel	1,108.83
Insurance	1,027.29
Parking and Tolls	433.49
Repairs and Maintenance	1,930.42
Total Auto and Truck Expenses	**$ 4,684.62**
Bank Service Charges	1,656.79
Business License and Permits	912.65
Donations	50.00
Employee Benefits	133.00
Guaranteed Payment	43,548.58
Insurance Expense	3,558.66
Interest Expense	3,427.31
Marketing	1,000.00
Materials	6,951.84
Meals and Entertainment	3,803.09
Office Expense	3,452.93
Office Supplies	273.25
PayPal Fees	89.78
PayPal Website Fee	150.00
Payroll Expenses	
Employee Taxes	868.69

Employee Medicare		158.94
Employee Social Security		679.62
Federal Income Tax		1,367.80
Total Employee Taxes	$	**3,075.05**
Employer Taxes		10,715.36
Employer Social Security		679.62
Federal Unemployment Tax		21.23
Medicare		158.94
Total Employer Taxes	$	**11,575.15**
Payroll Fees		368.00
Payroll Salary		42,112.94
Reimbursements		7,927.18
Total Payroll Expenses	$	**65,058.32**
Postage and Delivery		3,048.40
Printing and Reproduction		784.02
Professional Fees		585.00
Consulting		15,530.50
Legal		6,006.30
Outside Services		124,227.71
Website		2,890.53
Total Professional Fees	$	**149,240.04**
Rent Expense		22,028.41
Repairs and Maintenance		2,636.54
Small Equipment		12,363.02
Square Fees		4,267.73
State Taxes		145.25
State Disability Insurance		98.67
State Employment Training Tax		3.54
State Taxes		419.40
State Unemployment Tax		120.30
Total State Taxes	$	**787.16**
Supplies & Materials		9,545.18
Travel Expense		5,624.03
Unapplied Cash Bill Payment Expense		25.00
Uncategorized Expense		2,220.24
Utilities		724.31
Zoning Fees		56.00
Total Expenses	$	**355,235.90**
Net Operating Income	-$	**113,179.04**
Other Income		
Microdeposit		3.61
Total Other Income	$	**3.61**
Other Expenses		
Ask My Accountant		30,254.45
Other Expenses		1,695.96
Total Other Expenses	$	**31,950.41**
Net Other Income	-$	**31,946.80**
Net Income	-$	**145,125.84**

Monday, Mar 14, 2016 10:37:55 AM PDT GMT-7 - Accrual Basis

Red Bay Coffee
Balance Sheet
As of December 31, 2015

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase 3095	15,273.89
PayPal Bank	976.19
Petty Cash/Red Bay Register	373.73
Savings	340,003.61
Total Bank Accounts	**$356,627.42**
Accounts Receivable	
Accounts Receivable	16,694.69
Total Accounts Receivable	**$16,694.69**
Other current assets	
Inventory Asset	0.00
Loan to Family	5,000.00
Loan to Partners-Keba	27,500.00
Loans to Chasing Lions	5,000.00
Undeposited Funds	18,959.28
Total Other current assets	**$56,459.28**
Total Current Assets	**$429,781.39**
Fixed Assets	
Auto (Ford Van)	1,183.02
Automibile (Toyota)	7,500.00
Container	30,578.00
Delivery Bike	2,500.00
Equipment	51,852.01
Furniture	4,983.86
Lease Hold Improvements	
Lease Hold Improvements-Origina	1,718.50
Total Lease Hold Improvements	**1,718.50**
Total Fixed Assets	**$100,315.39**
Other Assets	

Loan Fees	6,000.00
Pre Pay Rent	5,000.00
Security Deposit	10,950.00
Total Other Assets	**$21,950.00**
TOTAL ASSETS	**$552,046.78**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable	31,325.79
Total Accounts Payable	**$31,325.79**

Other Current Liabilities

Business Loans

Square Capital	1,675.44
Total Business Loans	**1,675.44**

Kickstarter Liabilities

Penrose Restaurant	4,300.00
Signature Development	9,850.00
Total Kickstarter Liabilities	**14,150.00**
Payroll Liabilities	0.00
Payroll Suspense	0.00
Square Capital Advance	0.00
Square Tips	19.55
Wearhaus	2,516.67
Total Other Current Liabilities	**$18,361.66**
Total Current Liabilities	**$49,687.45**

Long-Term Liabilities

Long Term Liability Loans	25,000.00
Akonadi Funding	100,000.00
FGJ Funding	298,666.72
PCV Funding	200,000.00
Total Long Term Liability Loans	**623,666.72**
Total Long-Term Liabilities	**$623,666.72**
Total Liabilities	**$673,354.17**

Unaudited Financials

Equity

Capital - Konte	
Contributions	29.23
Distributions/Withdrawals	-2,975.02
Total Capital - Konte	**-2,945.79**
Equity Investments	20,000.00
Opening Balance Equity	3,051.63
Retained Earnings	-16,780.89
Net Income	-124,632.34
Total Equity	**$ -121,307.39**
TOTAL LIABILITIES AND EQUITY	**$552,046.78**

Monday, Feb 01, 2016 04:29:21 PM PST GMT-8 - Accrual Basis

This report was created using QuickBooks Online Plus.